

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

Rui de Britto Alvares Affonso
Companhia de Saneamento Básico do Estado de São Paulo
Rua Costa Carvalho, 300
05429-900 São Paulo, São Paulo, Brazil

> **Re:** **Basic Sanitation Company of the State of São Paulo-SABESP**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 15, 2010**
> **File No. 000-31317**

Dear Mr. Affonso:

We have reviewed your response letter dated January 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 114

1. We note your response to comment eight in our letter dated December 17, 2010. It appears that you have supplementally confirmed the conclusion of your management regarding the effectiveness of your internal controls and procedures as of December 31, 2009. However, in our comment we asked you to confirm that your principal executive officer and principal financial officer concluded that your *disclosure controls and procedures* were both *designed* and *effective* at the *reasonable assurance level* as of such date. Please provide this supplemental confirmation.

<u>Note 11. Intangible Assets, page F-51</u>

2.      We note your response to comment 13 in our letter dated December 17, 2010.  Please revise your proposed disclosure to state, if true, that concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets.  Further, please disclose the useful lives of the underlying assets or the amortization rates used as required by paragraph 118 of IAS 38.

<u>Note 20. Operating Segments, page F-83</u>

3.      We note your response to comment 17 in our letter dated December 17, 2010. Please clarify for us and in your revised disclosures if your segment financial data are prepared based on Brazilian GAAP.  If so, please expand your proposed additional disclosure to explain how you recognize the amounts under Brazilian GAAP and why there is an IFRS adjustment to costs, selling and administrative expenses.  Show us what your revised disclosure will look like.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters.  Please contact Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me, at (202) 551-3377 with any other questions.

                                                Sincerely,

                                                /s/ Andrew D. Mew

                                                Andrew D. Mew
                                                Accounting Branch Chief